SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

______________________________________ IN THE MATTER OF ENERGY EAST CORPORATION File No. 70-9545 (Public Utility Holding Company Act of 1935) ______________________________________	CERTIFICATE PURSUANT TO RULE 24

     This Certificate of Notification (the "Certificate") is filed by Energy East Corporation ("Energy East"), a New York corporation and an exempt holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), by order issued under Section 3(a)(1), in connection with the transaction proposed in the Form U-1 Application (the "Application"), as amended, of Energy East in File No. 70-9545. The transaction was authorized by Order of the Securities and Exchange Commission (the "Commission") dated February 2, 2000 (the "Order"). Energy East hereby certifies the matters set forth below pursuant to Rule 24 of the rules under the Act:

(i)     That, on February 8, 2000, Energy East acquired all of the issued and outstanding common stock of Connecticut Energy Corporation ("Connecticut Energy"), a Connecticut corporation and an exempt holding company under the Act. Connecticut Energy is now a wholly-owned subsidiary of Energy East.

(ii)     That, in consideration for the shares of common stock of Connecticut Energy, each share of Connecticut Energy common stock was converted into the right to receive $42 in cash or 1.82 shares of Energy East common stock. In connection with the acquisition of Connecticut Energy by Energy East, holders of certificates formerly representing shares of Connecticut Energy common stock received cash or shares of Energy East common stock in accordance with and subject to the limitations set forth in the Agreement and Plan of Merger dated as of April 23, 1999, as amended, by and among Connecticut Energy, Energy East and Merger Co. and in the election documents. Energy East registered shares of its common stock, $0.01 par value, in a public offering registered with the Commission under the Securities Act of 1933, as amended, in File No. 333-83437.

(iii)     The transaction approved by the Commission has been carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application, and in accordance with the terms and conditions of the Order.

(iv)     Filed herewith as Exhibit F-2 and F-4, respectively, are "past-tense" legal opinions of Huber Lawrence & Abell, counsel for Energy East, and Brody, Wilkinson and Ober, P.C., Connecticut counsel to Energy East.

S I G N A T U R E

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

Energy East Corporation By: /s/ Kenneth M. Jasinski Name: Kenneth M. Jasinski Title: Executive Vice President and General Counsel

February 17, 2000

EXHIBIT F-2

[HUBER LAWRENCE & ABELL LETTERHEAD]

                                                                                           February 17, 2000

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re: Form U-1 Application by Energy East Corporation

File Number: 70-9545

Ladies and Gentlemen:

     We have acted as counsel for Energy East Corporation, a New York corporation ("Energy East"), in connection with the merger (the "Transaction") of Connecticut Energy Corporation, a Connecticut corporation ("Connecticut Energy"), with and into Merger Co., a Connecticut corporation and a wholly owned subsidiary of Energy East ("Merger Co."), pursuant to the Agreement and Plan of Merger dated as of April 23, 1999, as amended, by and among Connecticut Energy, Energy East and Merger Co. (the "Merger Agreement"). This opinion is being delivered at Energy East's request in connection with Energy East's Rule 24 Certificate (the "Rule 24 Certificate") which it is filing with the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935, as amended, in connection with the Transaction.

     As such counsel, we have examined originals or copies of (i) the Application of Energy East on Form U-1 in File No. 70-9545, as amended, and the Commission's order dated February 2, 2000 approving said Application, (ii) the Merger Agreement, (iii) Energy East's Registration Statement on Form S-4 (Registration No. 333-83437), filed with the Commission under the Securities Act of 1933, as amended, (iv) the Certificate of Incorporation and By-Laws of Energy East, (v) resolutions adopted by the Board of Directors of Energy East and (vi) certificates of public officials. In addition, we have examined such other documents and matters of law and made such inquiries as we have deemed necessary or appropriate to enable us to render the opinions expressed below. In such examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as copies and the authenticity of the originals of such latter documents. As to any facts material to our opinion, we have, when relevant facts were not independently established by us, relied upon the aforesaid instruments and documents.

     Based upon and subject to the foregoing and further qualifications set forth below, we are of the opinion that:

1. All laws of the State of New York applicable to the Transaction have been complied with.

Securities and Exchange Commission

February 17, 2000

2. Energy East is a corporation duly incorporated and validly existing under the laws of the State of New York, and the Energy East common stock, $0.01 par value, (the "Shares"), issuable pursuant to the Transaction, when issued as contemplated by the Merger Agreement, were validly issued, fully paid and nonassessable, and the holders thereof are entitled to the rights and privileges appertaining thereto as set forth in the Certificate of Incorporation of Energy East.

3. Energy East has legally acquired all of the outstanding shares of common stock of Connecticut Energy.

4. The consummation of the Transaction did not violate the legal rights of the holders of any securities issued by Energy East or any associate company thereof.

     The foregoing opinions are subject to the following qualifications:

(i) Except as set forth below, the law covered by the opinions expressed herein is limited to the laws of the State of New York and the federal securities laws of the United States of America.

(ii) With respect to matters governed by the laws of the State of Connecticut, in rendering our opinion at paragraph 3 above, we have relied on the opinion of Brody, Wilkinson and Ober, P.C. dated February 17, 2000.

     We hereby consent to the filing of this opinion in connection with the Rule 24 certificate.

                                                         Very truly yours,

                                                         HUBER LAWRENCE & ABELL

EXHIBIT F-4

[BRODY, WILKINSON AND OBER LETTERHEAD]

February 17, 2000

Securities and Exchange Commission

450 Fifth Street, NW

Washington, D.C. 20549

Re: Form U-1 Application by Energy East Corporation

File Number: 70-9545

Ladies and Gentlemen:

     We have acted as Connecticut counsel for Energy East Corporation, a New York corporation ("Energy East"), in connection with the merger (the "Transaction") of Connecticut Energy Corporation, a Connecticut corporation ("Connecticut Energy"), with and into Merger Co., a Connecticut corporation and a wholly owned subsidiary of Energy East ("Merger Co."), pursuant to the Agreement and Plan of Merger dated as of April 23, 1999, as amended, by and among Connecticut Energy, Energy East and Merger Co. (the "Merger Agreement"). This opinion is being delivered at Energy East's request in connection with Energy East's Rule 24 Certificate (the "Rule 24 Certificate") which it is filing with the Securities and Exchange Commission (the "Commission") under the Public Utility Holding Company Act of 1935, as amended, in connection with the Transaction.

     In connection with this opinion, we have examined the Application of Energy East on Form U-1 in File No. 70-9545, as amended (the "Application") and the exhibits thereto, the Commission's order dated February 2, 2000 approving the Application and the Merger Agreement, and we have examined or caused to be examined such other papers, documents and records, and have made such examination of law and have satisfied ourselves as to such other matters, as we have deemed relevant or necessary for the purpose of this opinion.

     Based upon the foregoing, we are of the opinion that:

(1) All state laws applicable to Energy East in connection with the Transaction have been complied with; and

(2) As a result of the merger of Connecticut Energy and Energy East's wholly-owned subsidiary Merger Co., Energy East has legally acquired all of the outstanding shares of common stock of Connecticut Energy.

     The opinions expressed herein are qualified in their entirety as follows: (i) no opinions are expressed with respect to laws other than those of the State of Connecticut, and (ii) the opinions with respect to the laws of the State of Connecticut are limited to the approvals of the Transaction and the certificate of merger required to be obtained from the Connecticut Department of Public Utility Control and the Secretary of the State of Connecticut under the laws regulating gas companies in such state.

Securities and Exchange Commission

February 17, 2000

     We hereby consent to (i) the filing of this opinion in connection with the Rule 24 Certificate, and (ii) the reliance by Huber Lawrence & Abell on our opinion in paragraph (2) above with respect to matters governed by the laws of the State of Connecticut in rendering its opinion to be filed with the Rule 24 Certificate.

                                                         Very truly yours,

                                                         BRODY, WILKINSON AND OBER, P.C.